UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015.	Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 12th day of March, 2015.

DOMINION DIAMOND CORPORATION
(Registrant)

By:	/s/ LYLE R. HEPBURN
	Name:	Lyle R. Hepburn
	Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News release dated March 12, 2015 - Dominion Diamond Corporation files Technical Report for the Ekati Diamond Mine.

99.2	Technical Report of Dominion Diamond Corporation dated March 12, 2015 entitled "Ekati Diamond Mine, Northwest Territories, Canada NI 43-101 Technical Report" with effect from January 31, 2015

99.3	Consent of Qualified Person signed by Chantal Lavoie, P.Eng.

99.4	Consent of Qualified Person signed by Jon Carlson, P.Geo.

99.5	Consent of Qualified Person signed by John Cunning, P.Eng.

99.6	Consent of Qualified Person signed by Peter Ravenscroft, FAusIMM

99.7	Certificate of Chantal Lavoie, P.Eng. as a qualified person

99.8	Certificate of Jon Carlson, P.Geo. as a qualified person

99.9	Certificate of John Cunning, P.Eng. as a qualified person

99.10	Certificate of Peter Ravenscroft, FAusIMM as a qualified person